UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5975

A.	Full Title of Plan:

Humana Retirement and Savings Plan

B.	Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Humana Inc.

500 West Main Street

Louisville, Kentucky 40202

Humana Retirement and Savings Plan

Index

December 31, 2008 and 2007

Note: Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
500 W. Main Street
Suite 1800
Louisville, KY 40202
Telephone (502) 589-6100
Facsimile (502) 585-7875

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Humana Retirement and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Humana Retirement and Savings Plan (the Plan) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky
June 26, 2009

Humana Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets

Investments, at fair value	$970,986,884	$1,269,846,302
Employer contributions receivable	45,284,941	32,665,813
Participant contributions receivable	—	2,057,225
Accrued interest and dividends	464,184	299,196

Total assets	1,016,736,009	1,304,868,536

Liabilities

Accrued expenses	431,936	220,783

Total liabilities	431,936	220,783

Net assets reflecting investments at fair value	1,016,304,073	1,304,647,753

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(2,080,834)	(3,061,621)

Net assets available for benefits	$1,014,223,239	$1,301,586,132

The accompanying notes are an integral part of these financial statements.

Humana Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Additions (reductions) to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(460,473,844)	$94,692,551
Interest and dividend income	23,998,641	33,966,130

Total investment (loss) income	(436,475,203)	128,658,681

Contributions:
Participant	103,615,833	83,144,528
Employer (net of forfeitures)	84,251,444	57,227,682

Total contributions	187,867,277	140,372,210

Transfers to the Plan	31,783,855	11,256,977

Total (reductions) additions	(216,824,071)	280,287,868

Deductions from net assets attributed to:
Benefits paid to participants	68,801,922	71,631,091
Administrative expenses	1,736,900	1,159,761

Total deductions	70,538,822	72,790,852

Net (decrease) increase	(287,362,893)	207,497,016

Net assets available for benefits:
Beginning of year	1,301,586,132	1,094,089,116

End of year	$1,014,223,239	$1,301,586,132

The accompanying notes are an integral part of these financial statements.

Humana Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	DESCRIPTION OF THE PLAN

The following description of the Humana Retirement and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan’s Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.

General

The Plan is a qualified defined contribution plan established for the benefit of the employees of Humana Inc. and its subsidiaries (the “Company” or “Humana”) who are not employed in Puerto Rico (“eligible employees”) and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company is the sponsor (“Plan Sponsor”) and a committee appointed by the Company’s Board of Directors is the administrator (“Plan Administrator”) of the Plan. The Company appointed Schwab Retirement Plan Services as the recordkeeper and Charles Schwab Trust Company as the trustee.

The Company has appointed Evercore Trust Company, N.A., as successor to Bank of America, N.A., acting through U.S. Trust, Bank of America Private Wealth Management (“U.S. Trust”), as the named fiduciary and investment manager of the investment fund under the Plan that holds shares of common stock of the Company (the “Humana Unitized Stock Fund”).

Participant Accounts

Employees of the Company are generally eligible to participate upon employment. Individual accounts are maintained by the Plan for each eligible employee (“Participant”). Each Participant’s account is credited with the Participant’s contributions, the Company’s contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and an allocation of administrative expenses. Allocations are based on Participants’ account balances as discussed further below.

Contributions

Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan maintains various accounts including the Pre-tax Savings Account, the After Tax Account, the Company Matching Account, the Retirement Account, and the Rollover Account, each described below.

Pre-tax Savings Account

Eligible employees of the Company may participate in the Pre-tax Savings Account beginning on the employee’s date of hire. A Participant, through payroll deductions, may contribute not less than 1% nor more than 35% of the Participant’s annual pre-tax compensation, not to exceed the IRC limitation in effect for the calendar year, which was $15,500 for both 2008 and 2007. The Company automatically enrolls eligible employees at a rate of 4% of compensation on their date of hire, unless the employee elects not to participate in the Pre-tax Savings Account or elects a different percentage up to 35%. Prior to January 1, 2008, eligible employees who did not make an election within 45 days of the date of hire were automatically enrolled at a rate of 4% of compensation, or 3% of compensation for new hires starting prior to April 1, 2007. On April 1, 2007, the Company implemented an auto escalator which increased employee contribution percentages by 1%. Effective January 1, 2008, the Plan became a Safe Harbor Plan. Participants are automatically enrolled at a rate of 4%, and automatically enrolled Participants who have not made any contribution election will have their contributions automatically increased by 1% annually, effective with the beginning of the second plan year following the year of automatic enrollment, to a maximum of 6%. If an eligible employee does not want the automatic savings increase to apply, he/she must select a new contribution rate. Participants may change their contribution percentage at any time.

Participants who are age 50 or older and contribute the maximum federal limit or Plan maximum limit may elect to contribute an additional amount, a “catch-up” contribution, up to $5,000 in both 2008 and 2007, through payroll deductions in an amount not

Humana Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

less than 1% nor more than 35% of the Participant’s annual compensation, in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. Catch-up contributions are not eligible for Company matching contributions.

Company Matching Account

The Company’s matching contribution for any participating employee is equal to 100% of the first 1% of each pre-tax dollar the Participant contributes and 50% of the next 5% of each pre-tax dollar the Participant contributes up to a maximum of 6% of pre-tax contributions made by the Participant. Prior to January 1, 2008, the Company’s matching contribution was equal to 50% of the Participant’s contribution up to 6% of the Participant’s annual compensation for any participating employee. The Board of Directors of the Company, at its option, may increase this matching percentage up to 100% or cease matching contributions at any time. All matching contributions are funded bi-weekly and follow the Participants’ investment elections.

After Tax Account

Eligible employees of the Company may participate in the Plan’s After Tax Account beginning on the employee’s date of hire. A Participant, through payroll deductions, may contribute not less than 1% nor more than 2% of the Participant’s annual compensation, on an after tax basis. Contributions to the After Tax Account are not eligible for Company matching contributions.

Retirement Account

After an employee completes two years of service with the Company and has complied with certain other service requirements, the Company makes annual contributions to the Retirement Account of the Plan. For the plan years ended December 31, 2008 and 2007, the Company made an allocation to the Participants based on an amount equal to 4% of each participating employee’s qualifying compensation earned during the plan year, plus 4% of any compensation that exceeded the Social Security taxable wage base. Contribution amounts are computed as of the end of each plan year and are non-forfeitable.

Rollover Account

The Plan allows Participants to rollover assets from other qualified retirement plans into this Plan.

Investment Options

In accordance with IRC Section 404(c), Participants are responsible for investment decisions in all accounts, including Participant funded and Company funded accounts. Investments can be made among various investment options in 1% increments. In the absence of Participant directed allocation, contributions are invested in a Schwab Managed Retirement Trust FundTM based on a Participant’s date of birth and estimated retirement date. In connection with a change in allocation of a Participant’s or the Company’s future contributions among the investment options or a change in the allocation of existing investments, the purchases and sales due to fund transfers are transacted at the funds’ end of day net asset value on the day the transaction is initiated.

Participant investment options consist of the Schwab Personal Choice Retirement Account (PCRA) and certain investment funds including mutual funds with registered investment companies and common/collective trust funds, which include the Humana Unitized Stock Fund and the Stable Value Fund. The PCRA is a self-directed brokerage account allowing Participants to make investments that are not included as one of the Plan’s options. The Humana Unitized Stock Fund invests primarily in the Company’s stock with a small portion held in a money market fund to provide liquidity and to accommodate daily transactions.

Each of the investment funds, including the Humana Unitized Stock Fund, is divided into units of participation, which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all

Humana Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Participant’s account based on the change in unit value for each fund in which the Participant has an account balance.

Vesting

Participant contributions are non-forfeitable. Generally, once a Participant has completed two years of service, the Company Matching contributions become fully vested and non-forfeitable. Prior to January 1, 2008, the vesting period for Company Matching contributions was three years of service. The Retirement contributions are fully vested and non-forfeitable.

Forfeitures

The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account. Company Matching contributions which are forfeited as a result of withdrawal following termination of employment are available to reduce the amount of subsequent employer contributions to the Pre-tax Savings Account. If a former Participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

For the years ended December 31, 2008 and 2007, forfeited nonvested accounts used to reduce employer contributions totalled $3,404,671 and $2,538,093, respectively. At December 31, 2008 and 2007, the balance of forfeited nonvested accounts available for reducing future employer contributions totalled $14,997 and $50,239, respectively.

Benefit Payments and Withdrawals

Withdrawals at Termination

The Plan disburses funds upon termination of employment, including retirement, death, or total or permanent disability. Upon termination, Participants may elect to either leave his/her money in the Plan, if their vested account balance is $1,000 or greater, or take a total distribution of their vested account balance. Partial distributions are not permitted. If a Participant elects to leave their money in the Plan upon termination, he/she may request a subsequent withdrawal at any time for a total distribution of their vested account balance.

Benefits under the Plan are payable to terminated Participants through a lump sum distribution, installments not to exceed 20 years, or through purchase of an annuity.

In addition, the Plan permits the employee to roll over contributions to another qualified plan. An employee must make a written request to the Plan for a direct rollover distribution. Rollovers must comply with certain requirements before the Plan will authorize the rollover distribution.

Participants requesting a lump sum distribution may do so in the form of cash or Humana common stock to the degree that their account is invested in the Humana Unitized Stock Fund.

For terminated Participants with a vested account balance less than $1,000, a lump-sum cash distribution will be made if a rollover has not been elected.

In Service Withdrawals

59 1/2 Withdrawals

Participants who are 59 1/2 or older may make withdrawals from eligible accounts in accordance with the terms of the Plan. The Plan contains restrictions relating to minimum withdrawal amounts and the frequency of withdrawals for each account.

Humana Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Hardship Withdrawals

In the event funds are needed because of extreme financial hardship, as defined by law, the Participant may be allowed to make a withdrawal of their vested account balance from eligible accounts, as defined by the Plan.

After Tax Account Withdrawals

Generally, a Participant may make a withdrawal from the After Tax account at any time. The Plan contains restrictions relating to minimum withdrawal amounts and the frequency of withdrawals.

Participant Loans

Participants may borrow from eligible accounts, as defined in the Plan. Generally, the aggregate amount of the loans to a Participant shall not exceed the lesser of $50,000 or 50% of the vested portion of eligible accounts. The minimum amount a Participant may borrow is $1,000. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the Participant’s account and bear interest at a reasonable rate in accordance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, Participants would become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reporting of Fully Benefit-Responsive Investment Contracts

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), the Plan is required to report the Stable Value Fund’s investment contracts at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts of the Stable Value Fund because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the Stable Value Fund’s investment contracts at fair value and include an additional line item showing the adjustment of fully benefit-responsive investment contracts of the Stable Value Fund from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Humana Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Investment Valuation and Income Recognition

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements (SFAS 157), for its investments. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements. The standard establishes a fair value hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use. The fair value hierarchy includes three levels of inputs that may be used to measure fair value as described below.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. This would include investments in collective trusts for which there are no quoted prices available for the units of the collective trust, however the underlying investments are measured at fair value based on quoted prices or other observable inputs.

Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques reflecting the Company’s own assumptions about the assumptions market participants would use as well as those requiring significant management judgment. This would include Participant loans.

The Plan’s investments are recorded at fair value. Investments in mutual funds of registered investment companies are valued based on the quoted net asset value of shares held by the Plan at year end. Investments in common/collective trusts are valued based on the net asset value of units held by the Plan at year end. The fair value of wrap contracts associated with the Stable Value Fund is determined based on the change in the present value of the contracts’ replacement cost. The PCRA is valued based on the quoted market prices of the underlying investments. Participant loans are valued at the outstanding loan balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net realized gains or losses on the sale of investments together with unrealized appreciation or depreciation on investments, are presented as net (depreciation) appreciation in fair value of investments in the accompanying Statements of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefit payments to Participants are recorded when paid.

Humana Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan from Plan assets and allocated to the Participants’ accounts.

3.	STABLE VALUE FUND

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”) through a collective trust, the Stable Value Fund. The Stable Value Fund’s primary investment objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for Participant withdrawals and transfers. To accomplish these objectives, the Stable Value Fund invests primarily in investment contracts also known as synthetic GICs. In a synthetic GIC, the underlying investments are owned by the Stable Value Fund. The Stable Value Fund purchases a wrapper contract from an insurance company or bank. The wrapper contracts serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrapper contract obligates the wrapper provider to maintain the “contract value” of the underlying investment. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrapper agreement). Under the terms of the wrapper contract, the realized and unrealized gains and losses of the underlying investments are, in effect, amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate (which is the rate earned by Participants in the Stable Value Fund for the underlying investments). The wrapper contract provides that the adjustments to the interest crediting rate will not result in a future interest crediting rate that is less than zero.

In general, if the contract value exceeds the fair value of the underlying investments (including accrued interest), the wrapper provider becomes obligated to pay that difference to the Stable Value Fund in the event that redemptions result in a total contract liquidation. In the event that there are partial redemptions that would otherwise cause the contract’s crediting rate to fall below zero, the wrapper provider is obligated to contribute to the Stable Value Fund an amount necessary to maintain the contract’s crediting rate of at least zero percent. The circumstance under which payments are made and the timing of payments between the Stable Value Fund and the wrapper provider may vary based on the terms of the wrapper contract.

The key factors that influence future interest crediting rates include:

•	The level of market interest rates

•	The amount and timing of Participant contributions, transfers, and withdrawals into/out of the Stable Value Fund

•	The investment returns generated by the fixed income investments that back the wrapper contract

•	The duration of the underlying fixed income investments backing the wrapper contract

Interest crediting rates are typically reset on a monthly or quarterly basis according to each contract. While there may be slight variations from one contract to another, most contracts use a formula that is based on the characteristics of the underlying fixed income portfolio. Over time, this crediting rate formula amortizes the Stable Value Funds realized and unrealized fair value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the fair value of the underlying investments, they can have a material impact on the contract’s interest crediting rate. In addition, Participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the liquidation of the underlying investments at fair value, which also impacts the interest crediting rate. The resulting difference in the fair value of the underlying investments relative to the contract value is represented on the Plan’s Statements of Net Assets Available for Benefits as the adjustment from fair value to contract

Humana Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

value. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments. The embedded fair value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the contract value is less than the fair value of the underlying investments. The amortization of the embedded fair value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

The average yield earned by the Stable Value Fund for the synthetic GICs (which may differ from the interest rate credited to Participants in the Stable Value Fund) was 5.0% for 2008 and 5.1% for 2007. This average yield was calculated by dividing the annualized earnings of all investments in the Stable Value Fund (irrespective of the interest rate credited to Participants in the Stable Value Fund) by the fair value of all investments in the Stable Value Fund.

The average yield earned by the Stable Value Fund for the synthetic GICs, with an adjustment to reflect the actual interest rate credited to Participants in the Stable Value Fund was 4.2% for 2008 and 4.7% for 2007. This average yield was calculated by dividing the annualized earnings credited to Participants in the Stable Value Fund (irrespective of the actual earnings of the investments in the Stable Value Fund) by the fair value of all investments in the Stable Value Fund.

In certain circumstances, the amount withdrawn from the contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Company believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the fair value of the underlying investments.

The underlying investments of the Stable Value Fund’s synthetic GICs primarily consist of collective trust funds of the Invesco Group Trust for Retirement Savings (“IGT”), a collective trust managed by Invesco National Trust Company. These funds invest in fixed income securities of the highest credit quality, generally AAA. At December 31, 2008 and 2007, the Plan had an approximate 99% interest and the Humana Puerto Rico 1165(e) Retirement Plan had an approximate 1% interest in the Stable Value Fund.

Humana Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The Plan’s total investment in synthetic GICs held in the Fund as of December 31, 2008 and 2007 was as follows:

2008	Wrap/GIC Provider Credit Rating	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value	Contract Value
Synthetic Guaranteed Investment Contracts:
IGT Invesco Intermediate Government Fund – Bank of America NA wrap contract	AA-/Aaa	$31,310,733	$109,295	$(984,385)	$30,435,643
IGT PIMCO AAA or Better Intermediate Fund – JP Morgan Chase wrap contract	AA-/Aaa	32,483,536	80,241	(1,839,557)	30,724,220
IGT WAM AAA or Better Intermediate Fund – Monumental Insurance Company wrap contract	AA/Aa3	32,530,203	65,296	(1,758,397)	30,837,102
IGT Invesco Short-term Bond Fund – NATIXIS Capital Markets wrap contract	A+/Aa3	39,725,998	—	1,222,698	40,948,696
Individual securities in a U.S. Treasury note and cash – Pacific Life Insurance Company wrap contract	AA/Aa3	3,724,019	1,974	(141,065)	3,584,928
IGT Invesco Short-term Bond Fund – State Street Bank wrap contract	AA/Aa1	43,228,038	26,945	1,419,872	44,674,855

Total Synthetic Guaranteed Investment Contracts		183,002,527	283,751	(2,080,834)	181,205,444

Short-term Investments:
Wachovia Money Market Class I		8,751,284	—	—	8,751,284

Total		$191,753,811	$283,751	$(2,080,834)	$189,956,728

2007	Wrap/GIC Provider Credit Rating	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value	Contract Value
Synthetic Guaranteed Investment Contracts:
IGT Invesco Intermediate Government Fund – Bank of America NA wrap contract	Aa1	$27,452,154	$—	$(596,681)	$26,855,473
IGT PIMCO AAA or Better Intermediate Fund – JP Morgan Chase wrap contract	AA/Aaa	28,005,038	—	(988,019)	27,017,019
IGT WAM AAA or Better Intermediate Fund – Monumental Insurance Company wrap contract	AA/Aa3	27,872,179	—	(625,285)	27,246,894
IGT Invesco Short-term Bond Fund – NATIXIS Capital Markets wrap contract	AA/Aa2	34,084,321	—	(456,176)	33,628,145
Individual securities in a U.S. Treasury note and cash – Pacific Life Insurance Company wrap contract	AA/Aa3	3,516,244	—	(60,986)	3,455,258
IGT Invesco Short-term Bond Fund – State Street wrap contract	AA/Aa1	40,090,638	—	(334,474)	39,756,164

Total Synthetic Guaranteed Investment Contracts		161,020,574	—	(3,061,621)	157,958,953

Short-term Investments:
Wachovia Money Market Class I		4,028,255	—	—	4,028,255

Total		$165,048,829	$—	$(3,061,621)	$161,987,208

Humana Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

4.	INVESTMENTS

The following table presents the fair value of investments at December 31, 2008 and 2007. Investments that individually represent 5% or more of the Plan’s net assets have been separately identified.

	2008	2007
Stable Value Fund	$192,037,562	$165,048,829
Humana Unitized Stock Fund	179,728,540	333,983,946
Pimco Total Return Admin	101,635,192	77,444,153
Russell 3000 Stock Index	79,133,175	116,555,405
Schwab Inst. Large Cap Value Trust Fund	72,533,834	128,791,331
Artisan International Inv	71,197,879	135,423,021
Dreyfus Small Cap Stock Index	53,672,784	80,198,324
Legg Mason Partners Large Cap Growth	—	63,342,324
Jennison Small Company Z	—	63,203,227
Other investments (individually less than 5% of Plan assets)	221,047,918	105,855,742

	$970,986,884	$1,269,846,302

During the years ended December 31, 2008 and 2007, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

	2008	2007
Mutual funds	$(156,313,692)	$(11,898,202)
Common/collective trust funds	(126,735,562)	13,062,086
Humana Unitized Stock Fund	(166,974,851)	92,742,360
Personal Choice Retirement Account	(10,449,739)	786,307

	$(460,473,844)	$94,692,551

The following table summarizes the fair value of the Plan’s investments at December 31, 2008 for investments measured at fair value on a recurring basis:

	Fair Value at December 31, 2008	Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$312,206,414	$312,206,414	$—	$—
Common/collective trust funds	234,683,979	—	234,683,979	—
Stable Value Fund	192,037,562	—	191,753,811	283,751
Humana Unitized Stock Fund	179,728,540	—	179,728,540	—
Personal Choice Retirement Account	28,313,685	28,313,685	—	—
Participant loans	24,016,704	—	—	24,016,704

Total investments	$970,986,884	$340,520,099	$606,166,330	$24,300,455

Humana Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

During the year ended December 31, 2008, the changes in the fair value of the Plan’s investments measured using significant unobservable inputs (Level 3) were comprised of the following:

	2008
	Stable Value Fund (1)	Participant loans
Beginning balance at January 1, 2008	$—	$19,915,167
Change in unrealized appreciation	283,751	—
Purchases, sales, issuances, and settlements, net	—	4,101,537
Transfers in (out) of Level 3	—	—

Balance at December 31, 2008	$283,751	$24,016,704

(1) Represents the Plan’s proportionate interest in the Stable Value Fund’s wrap contracts.

5.	INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Company by a letter dated May 20, 2005, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The Company and the Plan’s tax counsel believe that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common/collective trust funds managed by the trustee. Therefore, transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan Participants, both of which qualify as related parties to the Plan and also are exempt from prohibited transaction rules.

For the year ended December 31, 2008, 5,287,506 units of the Humana Unitized Stock Fund were purchased for $90,649,566 and 4,480,703 units of the Humana Unitized Stock Fund were sold for $78,138,405. For the year ended December 31, 2007, 2,856,207 units of the Humana Unitized Stock Fund were purchased for $65,858,530 and 4,527,782 units of the Humana Unitized Stock Fund were sold for $105,414,037. At December 31, 2008 and 2007, the fair value of the Humana Unitized Stock Fund was $179,728,540 and $333,983,946, respectively, which represented 18.5% and 26.3% of the fair value of all investments held by the Plan, respectively.

The Company has given U.S. Trust sole responsibility for deciding whether to restrict investment in the Humana Unitized Stock Fund, or to sell or otherwise dispose of all or any portion of the stock held in the Humana Unitized Stock Fund in certain limited circumstances. In the event U.S. Trust determined to sell or dispose of stock in the Humana Unitized Stock Fund, U.S. Trust would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of the Company common stock.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Humana Retirement and Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

The Plan’s exposure to concentrations of credit risk is limited by diversification of investments across all Participant directed fund elections. In addition, the investments within each Participant directed fund election are further diversified into various financial instruments, with the exception of the Humana Unitized Stock Fund which principally invests in Humana stock. If a Participant selects the PCRA option, the Participant directs whether and how such amounts will be diversified.

8.	MERGERS WITH HUMANA RETIREMENT AND SAVINGS PLAN

During 2008 and 2007, the Company merged defined contribution plans of acquired companies into the Plan. Participants of the former plan generally become eligible to participate under the provisions of the Plan as of the effective date. Assets transferred to the Plan were as follows:

Effective Date	Former Plan Name	Assets Transferred
2008:
January 1, 2008	Corphealth 401(k) Plan	$4,686,005
May 1, 2008	CompBenefits Corporation 401(k) Plan	12,278,759
May 1, 2008	KMG America Corporation 401(k) Plan	14,819,091

	Total assets transferred during 2008	$31,783,855

2007:
January 1, 2007	CHA HMO, Inc. 401(k) Profit Sharing Plan	$5,992,007
December 1, 2007	CPHP Holding, Inc. 401(k) Plan	5,264,970

	Total assets transferred during 2007	$11,256,977

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$1,014,223,239	$1,301,586,132
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,080,834	3,061,621

Net assets available for benefits per the Form 5500	$1,016,304,073	$1,304,647,753

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements for the year ended December 31, 2008 to the Form 5500:

December 31, 2008
Net decrease in net assets available for benefits per the financial statements	$(287,362,893)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(980,787)

Net decrease in net assets available for benefits per the Form 5500	$(288,343,680)

Humana Retirement and Savings Plan

Plan #002 EIN #61-0647538

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issue and Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Fair Value
REGISTERED INVESTMENT COMPANY (MUTUAL FUNDS):
Jennison Small Company Z	$45,796,510
Artisan International Inv	71,197,879
Pimco Total Return Admin	101,635,192
Dreyfus Small Cap Stock Index	53,672,784
Legg Mason Partners Large Cap Growth	39,904,049

Total Mutual Funds	312,206,414

COMMON/COLLECTIVE TRUSTS:
*Humana Unitized Stock Fund:
Humana Common Stock	177,035,240
Investcash Money Market Fund	2,693,300

Total Humana Stock Fund	179,728,540
*Schwab Institutional Large Cap Value Trust Fund	72,533,834
Russell 3000 Stock Index	79,133,175
*Schwab Managed Retirement Trust 2010 CL II	11,713,805
*Schwab Managed Retirement Trust 2020 CL II	21,874,563
*Schwab Managed Retirement Trust 2030 CL II	21,552,995
*Schwab Managed Retirement Trust 2040 CL II	25,646,930
*Schwab Managed Retirement Trust Income II	2,228,677
Stable Value Fund:
IGT Invesco Intermediate Government Fund – Common/Collective Trust	31,310,733
Bank of America NA Synthetic GIC Wrap Contract #99-049	109,295

IGT PIMCO AAA or Better Intermediate Fund – Common/Collective Trust	32,483,536
JP Morgan Chase Synthetic GIC Wrap Contract #433120-TH	80,241

IGT WAM AAA or Better Intermediate Fund – Common/Collective Trust	32,530,203
Monumental Insurance Company Synthetic GIC Wrap Contract #MDA-00640TR	65,296

IGT Invesco Short-term Bond Fund – Common/Collective Trust	39,725,998
NATIXIS Capital Markets Synthetic GIC Wrap Contract #1237-02	—

Cash and cash equivalents	173,363
Federal Home Pool #1B0119, 7.41%, Due 8/1/2031	14,046
U.S. Treasury Note, 2.88%, Due 6/30/2010	3,536,610
Pacific Life Insurance Company Synthetic GIC Wrap Contract #G-26956.01.0001	1,974

IGT Invesco Short-term Bond Fund – Common/Collective Trust	43,228,038
State Street Bank Synthetic GIC Wrap Contract #103104	26,945

Wachovia Money Market Class I	8,751,284

Total Stable Value Fund	192,037,562

Total Common/Collective Trusts	606,450,081

OTHER INVESTMENTS:
Personal Choice Retirement Account – Self-directed Brokerage Account	28,313,685
*Participant Loan Fund, Interest Rate 4.25%-10.50%	24,016,704

Total	$970,986,884

*	Party-in-interest to the Plan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Retirement and Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

HUMANA RETIREMENT AND SAVINGS PLAN

BY:

/S/ JAMES H. BLOEM
James H. Bloem
Senior Vice President,
Chief Financial Officer and Treasurer (Principal Financial Officer)

June 26, 2009

Exhibit Index

Exhibit 23	Consent of Independent Registered Public Accounting Firm